UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Portola Pharmaceuticals, Inc.

(Name of Subject Company)

Portola Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

737010108

(CUSIP Number of Class of Securities)

John B. Moriarty, Jr.

Executive Vice President, General Counsel and Secretary

Portola Pharmaceuticals, Inc.

270 E. Grand Avenue

South San Francisco, California 94080

(650) 246-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jamie Leigh, Esq.

Kenneth Guernsey, Esq.

Ian Nussbaum, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Portola Pharmaceuticals, Inc., a Delaware corporation (“Portola”), with the Securities and Exchange Commission on March 27, 2020, relating to the tender offer (the “Offer”) by Odyssey Merger Sub Inc., a Delaware corporation (“Purchaser)” and a direct, wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”), to purchase all of the issued and outstanding shares of Portola’s common stock, par value $0.001 per share (each such share, a “Share”), at an offer price per Share of $18.00, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2020, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By deleting the fourth sentence of the second paragraph under the section captioned “United States Antitrust Laws” on page 43 and replacing it with the following sentence:

“Alexion and Portola each filed their respective HSR Act notification forms on May 14, 2020 and the 15-day waiting period expired in the ordinary course at 11:59 p.m., Eastern Time on May 29, 2020.”

2.	By deleting the sentence under the section entitled “Legal Proceedings” on page 44 and replacing it with the following paragraphs:

“On May 28, 2020, two complaints were filed in federal courts by purported stockholders of Portola regarding the Merger. The first complaint, filed on an individual basis by the plaintiff, is captioned Elaine Wang v. Portola Pharmaceuticals, Inc., et al., Case No. 3:20-cv-03567 (N.D. Cal. filed May 28, 2020). The second complaint, filed as a putative class action, is captioned Joseph Post v. Portola Pharmaceuticals, Inc., et al., No. 1:20-cv-00715-UNA (D. Del. filed May 28, 2020). A third complaint was filed on an individual basis by the plaintiff on May 29, 2020, and captioned Johnny Major v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04134 (S.D.N.Y. filed May 29, 2020) (collectively, the “Federal Complaints”). The Federal Complaints name as defendants Portola and each member of the Portola Board (the “Portola Defendants”). The Post complaint additionally names as defendants Alexion and Purchaser (the “Alexion Defendants”). The Federal Complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act against all Portola Defendants, and assert violations of Section 20(a) of the Exchange Act against the individual Portola Defendants. The Post complaint additionally alleges a violation of Section 14(d) and Section 14(e) of the Exchange Act against the Alexion Defendants and a violation of Section 20(a) of the Exchange Act against Alexion. The Major complaint contains an additional count alleging breach of fiduciary duty of candor and disclosure against each member of the Portola Board. The plaintiffs generally contend that Portola’s Schedule 14D-9, filed with the SEC on May 27, 2020, omitted or misrepresented material information regarding the Merger. The Federal Complaints seek (i) injunctive relief preventing the consummation of the Transactions; (ii) damages or rescission in the event the Transactions are consummated; (iii) disclosure of certain information requested by the plaintiffs; and (iv) an award of plaintiffs’ expenses and attorneys’ fees. The Portola Defendants believe the claims asserted in the Federal Complaints are without merit.

Additional lawsuits may be filed against Portola, the Portola Board, Alexion and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTOLA PHARMACEUTICALS, INC.

Dated: June 1, 2020	By:	/s/ John B. Moriarty, Jr.
Name: John B. Moriarty, Jr.
Title: Executive Vice President, General Counsel and Secretary